Sharon D. Mitchell, Attorney at Law

SD Mitchell & Associates, PLC

829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230

(248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

4 October 2023

Ms. Alyssa Wall

Ms. Erin Jaskot

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Mail Stop 3561

Washington, D.C. 20549

Re:	Eco Science Solutions, Inc.
Registration Statement on Form 10-12G
Filed August 17, 2023
File No. 000-54803

Dear Ms. Wall:

We are in receipt of your correspondence dated September 14, 2023, and on behalf of Mr. Michael Rountree, Chief Executive Officer of Eco Science Solutions, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Registration Statement on Form 10-12G for Eco Science Solutions, Inc.

Registration Statement on Form 10-12G

Item 1. Business, page 1

1. We note that you have generated limited revenue from operations, and generated $0 in revenue during the three months ended April 30, 2023. Please update your disclosure under “Corporate Overview” to disclose your limited revenue and to clarify the status of your operations. For example, where you note that you have developed a one-stop-shop for your clients; business needs as part of the Herbo Enterprise Software please indicate whether you have any current users of such software. Please also clearly state if you have any customers in the industries you mention in this section, and indicate the status of your pursuit of business opportunities in farming, extraction, manufacturing and distribution. Please also disclose your accumulated deficit and working capital deficit.

Response: We have revised this item to include a more detailed explanation regarding the limited revenue from operations.

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Ms. Alyssa Wall

Ms. Erin Jaskot

United States Securities and Exchange Commission

Re: Eco Science Solutions, Inc.;

File No. 000-54803

4 October 2023

Current Business, Strategy and Material Events, page 4

2. Please revise here, and elsewhere that you describe the Settlement Agreement and Stipulation, to provide a clear, concise description of the litigation and the current status of your compliance with the requirements of the Stipulation. Your description implies that some event which have been resolved have not yet occurred, such as the hearing that “will be held on November 17, 2020.” In addition, you disclose that the tern of the Agreement is four years. Please disclose if you must have completed all required reforms by this deadline, and any consequences if you do not do so. We note your disclosure on page 32 that remaining reforms will be implemented and adopted as funding becomes available and the Company begins generating revenue. Please indicate the approximate amount of funds needed to implement the remaining reforms, which reforms are remaining, and how you plan to finance these reforms. Please disclose whether any revenue or financing to date has been earmarked for the required government reforms.

Response: We have revised these sections to more clearly state the items in the Stipulation and our progress regarding the implementation of the items.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

3. Please revise your filing to disclose the business, mailing, or residence address of the beneficial owners. See Item 403(a) of Regulation S-K.

Response: We have revised this section to provide the full addresses of the beneficial owners.

Item 5. Directors and Executive Officers, page 25

4. Please revise your disclosure in this section to name any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Act or any company registered as an investment company under the Investment Company Act of 1940. As one example only, you state that Mr. Mudd currently, and previously, served as a member of the board of directors and chairman of the audit committee of other China-and U.S-based NASDAQ and AMEX listed companies, but you do not name the companies.

Response: We have eliminated this reference regarding Mr. Mudd’s membership as he does not currently hold any positions on any other boards. We do not know of any registered investment company owning our shares.

Exhibits

5. We note your discussion of notes payable in Note 5 to the financial statements. Please file instruments governing the rights of holders of the notes where the securities authorized under such notes exceeds 10 percent of your total assets. Refer to Item 601(b)(4)(iii)(A) of Regulation S-K.

Response: The Company has submitted the Note Assignment and Purchase Agreement as Exhibit 10.10 to the Amended Form 10 in response to this request.

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Ms. Alyssa Wall

Ms. Erin Jaskot

United States Securities and Exchange Commission

Re: Eco Science Solutions, Inc.;

File No. 000-54803

4 October 2023

6. Please confirm that you have disclosed all transactions in which the amount involved exceeds the lesser of $120,000 or one percent of your total assets at year end for the last two completed fiscal years. Please also file all agreements governing such transactions unless the transaction is immaterial in amount of significance. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We confirm we have disclosed all transactions as required and all such agreements have been filed accordingly.

7. Please file the most recent version of the Articles of Incorporation and Bylaws of the company. Refer to Item 601(b)(3) of Regulation S-K.

Response: The original Articles of Incorporation and Bylaws that were filed with the state of Nevada, under the name of Pristine Solutions Inc., along with all amendments to the Articles to the date hereof are filed as exhibits to our Form 10 and we confirm form a complete set of original filings and amendments thereto.

General

8. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934. Please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: We are hopeful that because we have sent this response and filed an amended Form 10 in a timely manner, that we will not need to withdraw the Form 10.

Thank you for your kind assistance regarding this matter. Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. Michael Rountree, Chief Executive Officer at (949) 366-3180.

With best regards,

/s/ Sharon D. Mitchell

Sharon D. Mitchell

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cc:	Mr. Michael Rountree
Chief Executive Officer
Eco Science Solutions, Inc.

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